UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated April 30, 2025.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group announces the 2025 Annual General Meeting of Shareholders and the nomination of a new Non-Executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: April 30, 2025

Pharming Group announces the 2025 Annual General Meeting of Shareholders and the nomination of a new Non-Executive Director

Leiden, the Netherlands, April 30, 2025: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) announces that the Company’s 2025 Annual General Meeting of Shareholders (the “AGM”) will be held on Wednesday June 11, 2025, at 14:00 CEST. The Notice to Convene, Explanatory Notes, Proxy and other meeting documents for the AGM can be found on the Company’s website under Investors/Shareholder Meetings.

The Board of Directors has decided to nominate Dr. Elaine Sullivan at the AGM for the appointment as a new Non-Executive Director for a term of four years. The terms of Mrs. Deborah Jorn and Mr. Steven Baert are scheduled to expire at the AGM and they are not available for reappointment.

The agenda of the AGM also includes the reappointments of Mrs. Jabine van der Meijs and Mr. Leonard Kruimer as Non-Executive Directors, the proposal to reappoint Deloitte Accountants B.V. as the external auditor of the Company for the financial year 2025, and the renewal of the authorizations for the Board of Directors to issue shares (including rights to acquire shares), and to repurchase shares.

The AGM will be held at the Corpus Congress Centre, Willem Einthovenstraat 1, 2342 BH in Oegstgeest, the Netherlands, and will be webcast live.

Profile
Dr. Elaine Sullivan (date of birth: February 6, 1961, British and Irish citizen) is a senior executive, with a successful track record in developing novel medicines, business development, fund investments and start-ups. Dr. Sullivan has international experience in the pharmaceutical and biotech industry, having lived and worked in Ireland, UK, Switzerland, and the US, delivering novel drug projects, commercial partnerships and implementing breakthrough technologies.

Dr. Sullivan has served as Non-Executive Director at Zealand Pharma A/S (listed on NASDAQ Copenhagen, “ZEAL”), a biotechnology company focused on the discovery and development of peptide-based medicines, since 2024. She has also served as Senior Non-Executive Director at hVIVO, previously known as Open Orphan plc, listed on the London Stock Exchange AIM market (“HVO”) since 2020. hVIVO is a contract research organization which is a world leader in human challenge clinical trials.

Prior thereto, Dr. Sullivan gained global leadership experience, including membership of the senior global R&D management teams at Eli Lilly and Company (US) and AstraZeneca (UK), and also served as Non-Executive Director at various public companies, including IP Group plc, Evotec AG, Active Biotech AB and Nykode Therapeutics ASA, including membership in audit, remuneration, ESG and nomination committees.

Dr. Sullivan holds a PhD in Molecular Virology (University of Edinburgh) and a BSc (Hons) in Molecular Biology (University of Glasgow, UK).

The resume of Dr. Sullivan has been uploaded as part of the meeting documents for the AGM. Dr. Sullivan will introduce herself to our shareholders during the AGM.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We are commercializing and developing a portfolio of innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Simon Conway/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl